NO-ACT

ACT ICA
SECTION 17(a)(1), 17(d), 12(d)(3)
RULE 2a-7
PUBLIC AVAILABILITY Aug 3, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

[redacted]

09005122

August 3, 2009

Stephen A. Keen
Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219-1886

Re: Mount Vernon Securities Lending Trust—Mount Vernon Securities Lending Prime Portfolio (File No. 811-21824)

Dear Mr. Keen:

Your letter of March 10, 2009 requests our assurance that we would not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action under Sections 17(a)(1)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Mount Vernon Securities Lending Trust (the "Trust"), on behalf of its series Mount Vernon Securities Lending Prime Portfolio (the "Fund"), and U.S. Bancorp (the "Support Provider"), amend the agreement summarized below and more fully described in the letter. The Trust is registered with the Commission as an open-end investment company under the Act. Support Provider is an affiliated person of the Trust's investment adviser (the "Adviser"), and thus is an "affiliated person" or an "affiliated person of an affiliated person" of the Fund as defined in Section 2(a)(3) of the Act. The Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act.

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1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

You state that the Fund holds notes (the "Notes") issued by Lehman Brothers Holdings, Inc. ("Lehman"), and that Lehman obtained an order for relief under the Bankruptcy Code on September 15, 2008, which is an Event of Insolvency under rule 2a-7(a)(11) under the Act. You also state that the Fund has a receivable for amounts due from the Primary Fund, a series of The Reserve Fund (the "Receivable"), and that the Primary Fund is currently in liquidation and it is uncertain when, and to what extent, the Receivable will be paid.

In September 2008, the Trust and Support Provider entered into a capital support agreement (the "Original Agreement") for the benefit of the Fund. The Original Agreement obligates Support Provider to make a cash contribution (up to a specified maximum amount in the case of the Receivable) to the Fund sufficient to restore the Fund's net asset value ("NAV") to a specified minimum permissible NAV if certain triggering events occur. The Original Agreement was intended to limit the potential losses that the Fund may incur upon the ultimate disposition of the Notes or the Receivable. The Original Agreement was entered into after the staff of the Division of Investment Management informed the Trust and Support Provider that it would not recommend enforcement action to the Commission if the arrangement was effected.[4]

The Trust and Support Provider now seek to amend the Original Agreement (the "Amendments"), and a form of the Amendments was provided to the staff. The principal changes the Trust and Support Provider propose to make to the Original Agreement are to extend the termination date from March 15, 2009 to October 31, 2009 ("New Termination Date"), to explicitly permit the Fund's Board of Trustees (the "Board") to cause the Fund to sell the Receivable in certain circumstances described further below, to alter the maximum amount that the Support Provider is required to contribute to the Fund (the "Maximum Contribution Amount"), and to eliminate references to the Notes, which will be purchased by Support Provider in accordance with rule 17a-9 under the Act.

You represent the following with respect to the Amendments and the extension:

(i) The liquidation of the Primary Fund is continuing and is unlikely to be completed before the scheduled termination of the Original Agreement on March 15, 2009;

(ii) The Adviser has informed the Board of its belief that greater value could be realized on the Receivable if the Original Agreement continued until the liquidation of the Primary Fund was completed or close to completion and that the Maximum Contribution Amount is sufficient to support the Fund's minimum permissible NAV;

(iii) The Amendments specify that if the Board determines that the Maximum Contribution Amount is not sufficient to support the Fund's minimum permissible

4 *See* Mount Vernon Securities Lending Trust—Mount Vernon Securities Lending Prime Portfolio, SEC Staff No-Action Letter (Oct. 24, 2008).

NAV, it could, at its option, cause the Fund to sell the Receivable and trigger a payment by the Support Provider under the amended capital support agreement;

(iv) The Board's delegate has determined that Support Provider's obligations continue to present minimal credit risks under rule 2a-7(3)(c)(i) under the Act; and

(v) The Board, including all the trustees who are not "interested persons" as that term is defined in section 2(a)(19) of the Act, has approved the changes in the Amendments and has determined that it would be in the best interests of the Fund and its shareholders to continue to hold the Receivable and has approved the New Termination Date.

On the basis of the facts and representations above, we will not recommend enforcement action under Sections 12(d)(3), 17(a)(1) or 17(d) of the Act if the Trust and Support Provider enter into the Amendments.[5] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[6]

Very truly yours,

Sarah G. ten Siethoff
Senior Counsel

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5 This letter confirms the position of the staff that was provided orally by the undersigned to Stephen A. Keen on March 10, 2009.

6 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997), n.20. In light of the very fact-specific nature of the Trust's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

ReedSmith

Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219-1886
+1 412 288 3131
Fax +1 412 288 3063

Stephen A. Keen
Direct Phone: +1 412 288 1567
Email: skeen@reedsmith.com

March 10, 2009

Investment Company Act of 1940—
Sections 12(d)(3), 17(a)(1), and 17(d)

Mr. Robert E. Plaze
Associate Director
U.S. Securities and Exchange Commission (SEC)
100 F Street, N.E.
Washington, DC 20549

Re: Mount Vernon Securities Lending Prime Portfolio, a series of Mount Vernon Securities Lending Trust

Dear Mr. Plaze:

We are writing on behalf of U.S. Bancorp (the "Affiliate"), an affiliated person of the investment adviser (the "Adviser") of the Mount Vernon Securities Lending Prime Portfolio, a series of Mount Vernon Securities Lending Trust (the "Fund"). We seek assurance from the staff of the Division of Investment Management ("Division") that it will not recommend enforcement action to the Commission under Sections 12(d)(3), 17(a)(1) or 17(d) of the Investment Company Act of 1940 ("1940 Act"), or the rules thereunder, if the Fund and the Affiliate amend the arrangement previously considered by the Division in a no-action letter dated October 24, 2008 (the "Initial Letter"), as described below.

The Fund is registered with the Commission under the 1940 Act as an open-end management investment company. The Fund, as a money market fund, seeks to maintain a stable net asset value per share of $1.00, and uses the amortized cost method of valuation in valuing its portfolio securities. The Affiliate is a financial holding company that is the ultimate parent of the Adviser. The Affiliate has received ratings in the highest short-term rating category from all nationally recognized statistical rating organizations ("NRSROs") that rate its obligations.

1. The Current Capital Support Agreement

As described in the Initial Letter, the Fund holds notes (the "Notes") issued by Lehman Brothers Holdings, Inc. ("Lehman"). Lehman obtained an order for relief under the Bankruptcy Code on September 15, 2008, which is an Event of Insolvency under Rule 2a-7(a)(11). The Fund also has a receivable for amounts due from the Primary Fund, a series of The Reserve Fund ("Primary Fund") (the "Receivable"); the Primary Fund is currently in liquidation and it is uncertain when, and to what extent, the Receivable will be paid.

To limit the potential losses that the Fund may incur upon the ultimate disposition of the Notes or the Receivable, the Affiliate entered into a Support Agreement (the "Agreement"), at no cost to the Fund, that would prevent any losses realized on the Notes, or losses with respect to the Receivable, from causing the Fund's market based net asset value per share ("NAV") to deviate from $1.00 by more than the amount specified in the Agreement (the "Minimum Permissible NAV"). Upon a sale or other ultimate disposition of a Note or Receivable, the Agreement would obligate the Affiliate to make a cash contribution to a Fund (up to the losses incurred upon such disposition) sufficient to restore the Fund's NAV to the Minimum Permissible NAV, provided that, in the case of a contribution required by the failure to receive full payment on the Receivable, the contribution would not exceed the Maximum Contribution Amount (as defined in the Agreement). The Affiliate would not obtain any shares or other consideration from the Fund for its contribution; and the Fund would agree to retain the contribution and not to include it in any dividends or distributions.

Contributions are required under the Agreement in the event of (i) a sale of any Note or Receivable, (ii) receipt of final payment on any Note or Receivable, (iii) a court order discharging liability for any Note or Receivable, and (iv) an exchange of a Note or Receivable for other Eligible Securities (as defined in Rule 2a-7), in each case where the amount of payments received and/or the market value of the Eligible Securities received is less than the amortized cost value of the Note or Receivable exchanged. The Fund is obligated to sell the Notes and the Receivable on the business day immediately prior to the termination of the Agreement if the sale would require the Affiliate to make a payment to the Fund. The Fund must sell the Notes and the Receivable if, following any downgrading of the Affiliate's credit ratings, the Affiliate's obligations would no longer qualify as First Tier Securities and such sale would require the Affiliate to make a payment to the Fund.

2. Proposed Amendment to the Agreement

The reorganization or liquidation of Lehman and of the Primary Fund are continuing and are unlikely to be completed before the scheduled termination of the Agreement on March 15, 2009. The Fund's board of trustees (the "Board"), including the trustees who are not "interested persons" as that term is defined in Section 2(a)(19) of the 1940 Act ("Independent Trustees"), therefore held a meeting February 18, 2009 at which they approved, subject to receipt of the requested no-action position: (a) an extension of the termination date of the Agreement to October 31, 2009 and (b) acceptance of the Affiliate's offer to purchase the Notes from the Fund in accordance with Rule 17a-9. The Board's actions will allow the Fund to avoid any loss on the Notes while maintaining the protection of the Agreement for the Receivable.

At the meetings, the Adviser provided the Board with financial and other information, including among other things, the Adviser's belief (i) that the Maximum Contribution Amounts continue to be sufficient to support the Fund's Minimum Permissible NAV; and (ii) that a greater value could be realized on the Receivable if the Agreement continued until the liquidation of the Primary Fund was completed or close to completion, than if the Agreement terminated on March 15, 2009. Based upon such information, the Board concluded that it would be in the best interest of the Fund and its shareholders to continue to hold the Receivable and extend the termination date of the Agreement to October 31, 2009. The Board has furnished the Division with a letter summarizing the basis for its conclusions.

The Affiliate and the Fund now propose to amend the Agreement by executing an amendment to the Agreement (the "Amended Agreement") in the form that we have provided to you. The Amended Agreement would:

a. eliminate references to the Notes that will be purchased by the Affiliate in accordance with Rule 17a-9;

b. change the latest date by which the Affiliate's obligations under the Amended Agreement would terminate to October 31, 2009; and

c. include a provision stating that if the Board determined that the Maximum Contribution Amount would not be sufficient to support the Fund's Minimum Permissible NAV, it could, at its option, cause the Fund to sell the Receivable and trigger a Contribution Event.

The Fund would remain obligated to sell the Receivable on the business day immediately prior to the termination of the Agreement if the sale would require the Affiliate to make a payment to the Fund.

The Board, including the Independent Trustees, has reviewed the Amended Agreement, has concluded that it is in the best interest of the Funds and its shareholders, and has authorized, subject to receipt of the requested no-action position, the Fund to enter into the Amended Agreement. In addition, the Board's delegate has determined that the Affiliate's debt obligations are Eligible Securities as defined in Rule 2a-7(a)(10); and that the Affiliate's obligations continue to present minimal credit risks under Rule 2a-7(3)(c)(i).

3. <u>Need for No-Action Relief</u>

The Affiliate is an "affiliated person" or an "affiliated person of an affiliated person" under Section 2(a)(3) of the 1940 Act because it is the ultimate parent company of the investment adviser to the Fund. The issuance of the Amended Agreement to the Fund may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal to knowingly sell any security or other property to the investment company. The Amended Agreement may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to affect any transaction in which such registered investment company is a joint, or joint and several participant, with such person.

The Affiliate's operations include subsidiaries that act as broker/dealers and investment advisers registered with the Commission. The issuance of the Agreement by the Affiliate to the Fund therefore amy be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase any security issued by, or any other interest in the business of, any person who acts as a broker, dealer or registered investment adviser. The Fund could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to affiliated persons of the Fund's investment adviser.

On behalf of the Fund and the Affiliate, we hereby request that the Division staff give its assurance that it will not recommend the Commission take enforcement action against the Fund or the Affiliate under Section 17(a)(1), Section 17(d) or Section 12(d)(3) of the 1940 Act, or the rules thereunder, if the Affiliate and the Fund enter into the Amended Agreement as described above.

If you have any questions or other communications concerning this matter, please call the undersigned at (412) 288-1567.

Very truly yours,

Stephen A. Keen
Reed Smith LLP

Attachment

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